

Mail Stop 3233

May 1, 2017

Via E-Mail
Christen E.J. Lee
Co-Chief Executive Officer and Co-President
KKR Real Estate Finance Manager LLC
9 West 57th Street
New York, New York 10019

> **Re:** **KKR Real Estate Finance Trust Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed April 26, 2017**
> **File No. 333-217126**

Dear Mr. Lee:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2017 letter.

Capitalization, page 84

1. Please supplementally tell us how you arrived at the "As Adjusted" cash and cash equivalents, as it appears that the amount may include other adjustments than those described on page 84. Alternatively, cash amounts may be removed from the capitalization table.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Joseph H. Kaufman, Esq.
       Simpson Thacher & Bartlett LLP
       Via E-mail